                                                  Pursuant to Rule 424(b)(3)&(c)
                                                              File No. 333-72404


                        GEN-NET LEASE INCOME TRUST, INC.

                     A Real Estate Investment Trust Offering

                                   $25,000,000

                        2,500,000 Shares of Common Stock
                                $10.00 Per Share

              Supplement No. 3 to Prospectus Dated October 10, 2002
       as previously supplemented by a Supplement dated December 16, 2002 and a Supplement No. 2 dated January 8, 2003

                           ---------------------------

                         ATTENTION PROSPECTIVE INVESTORS

                           ---------------------------

         The statements in this Supplement should be read carefully and considered in connection with your review of the prospectus, as previously supplemented by a Supplement dated December 16, 2002 and a Supplement No. 2 dated January 8, 2003, the receipt of which must precede or accompany this Supplement.

         Gen-Net's Directors have unanimously approved a property purchase as described below. The following information supplements the description of Gen-Net's properties throughout the prospectus, as previously supplemented.

PROPERTY ACQUISITION.

     Description. On January 2, 2003, Gen-Net's Board of Directors unanimously approved entering into a contract to purchase the real estate and improvements located at 7400 Schirra Court Bakersfield, CA 93310. The property consists of a 2.09 acre, rectangular shaped parcel. The improvements consist of a two-story 20,000 square foot office building together with 15 secure parking spaces. The building was constructed in November, 2000. The property is presently leased to the USDEA, pursuant to a long-term Net Lease (the "USDEA Lease"). The building serves as the USDEA's regional headquarters and the Drug Enforcement Agency Clandestine Laboratory and Enforcement for the Southern Central Valley. The Board of Directors has determined that the USDEA, an agency of the United States government, meets all of Gen-Net's established criteria with respect to prospective tenants, as described in the prospectus.

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     Lease. The USDEA Lease is for a term of 10 years commencing November 27,
     2000, and will expire on November 25, 2010, unless terminated pursuant to an early termination clause on November 27, 2008. The annual rent is $310,660. Included as rent is an amount calculated by the lessor to cover the building's operating costs, and base year real estate taxes. The tenant pays any increase over the base year real estate taxes through a direct dollar-for-dollar reimbursement payment to the lessor. The lease also provides for an annual adjustment in the portion of rent attributable to operating costs based on the percent of change in the Cost of Living Index, which is measured by the U.S. Department of Labor revised Consumer Price Index ("CPI"). In evaluating the USDEA Lease prior to acquiring the property, Gen-Net determined that the portion of the rent attributable to operating costs, coupled with the CPI escalator, was sufficient to protect Gen-Net from absorbing the building's operating costs in the same way that a triple-net lease would operate. Although Gen-Net bears the responsibility for the portion of any change that exceeds the percent of change in the CPI, Gen-Net believes the risk of such an occurrence is low in light of the substantial estimates initially used to determine the portion of rent attributable to such costs. Based upon the foregoing, Gen-Net has determined that the USDEA Lease functions as a Net Lease.

     Terms of Acquisition. The transaction closed on January 6, 2003. The aggregate purchase price of the property was $2,350,000, or $117 per square foot. The purchase was subject to a 75% loan to value line of credit withdrawal from Citizens First Savings Bank of Port Huron, Michigan. The terms of the line of credit include a $1,645,000 principal balance, interest at 4.3% per annum, and interest-only payments for the 6 month term. Genesis receive compensation totaling $23,500 or 1% of the purchase price.


PRO FORMA FINANCIAL INFORMATION. The tables attached to this supplement as Exhibit A present unaudited pro forma financial information for Gen-Net, giving effect to the acquisition of the property described above. As noted on Exhibit A, the pro forma financial information also includes information on the property described in the first supplement to the prospectus dated December 16, 2002, the purchase of which was consummated as described in that supplement.

Dated as of January 17, 2003.

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                                    EXHIBIT A

           SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA INFORMATION

                                                 Pro Forma                     Pro Forma
                                                    As                            As
                                Historical       Adjusted(1)     Historical    Adjusted(1)
                      -------------------------  -----------  -------------    -----------
                               Year ended December 31,     For the eight months ended August 31,
                      ------------------------------------ -------------------------------------
                                                                         (unaudited)

                        1999     2000     2001       2001       2001       2002         2002
                      --------  ------  --------  ----------   ------   ----------  -----------

Rental income         $      -  $    -  $      -  $ 593,986    $    -   $        -  $   466,093
                      --------  ------  --------  ----------   ------   ----------  -----------
       Operating Expenses:
       Utilities                                     25,917                              20,203
       Telephone                                      1,386                                 829
       Property taxes                                30,295                              16,504
       Legal & accounting                             2,386                                   -
       Repairs                                       21,260                              37,340
       Bank fees                                      8,720                                   -
       Insurance                                                                          2,858
       Depreciation          -       -         -    156,033         -            -      104,022
                      --------  ------  --------  ----------   ------   ----------  -----------

       Total operating
          expenses           -       -         -    245,997         -            -      181,756
                      --------  ------  --------  ----------   ------   ----------  -----------

       Income from
          operations         -       -         -    347,989         -            -      284,337
                      --------  ------  --------  ----------   ------   ----------  -----------

       Other Income Expense)
          Dividend income    -       -     1,340      1,340         -           93           93

          Interest expense   -       -         -   (238,156)        -            -     (168,982)
                      --------  ------  --------  ----------   ------   ----------  -----------

          Total other income
          (expense)          -       -     1,340   (236,816)        -           93     (168,889)
                      --------  ------  --------  ----------   ------   ----------  -----------

       Income before taxes   -       -     1,340    111,173         -           93      115,448

       Income taxes          -       -       725          -         -           51            -
                      --------  ------  --------  ----------   ------   ----------  -----------

       Net income     $      -  $    -  $    615  $ 111,173    $    -   $       42  $   115,448
                      ========  ======  ========  ==========   ======   ==========  ===========

       Net income
          per share   $      -  $    -  $    .06  $     .36    $    -   $      .00  $       .37
                      ========  ======  ========  ==========   ======   ==========  ===========

       Weighted Average Number of Common Shares
          Outstanding        -       -    10,000    310,000         -       10,000      310,000
                      ========  ======  ========  ==========   ======   ==========  ===========

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


                                                                            August 31, 2002
                                                              ----------------------------------------
                                                                                      Pro Forma
                                                                Historical           As Adjusted(1)
                                                              --------------      --------------------
Balance Sheet Data:

     Working capital                                                 (58,495)             (482,888)

     Total assets                                                    262,612             8,035,750

     Long-term debt, net of current portion                                -             3,061,002

     Shareholders' equity                                            204,117             3,220,081


(1) Pro forma to reflect (i) as if sale of the minimum number of shares under this offering which was 300,000 shares of common stock was sold and application of net proceeds therefrom as if it had occurred at January 1, 2001 (additional shares will be sold) and the Company became a REIT at that time, therefore there are no income taxes shown (ii) an acquisition of a building for $4,382,600 (closing costs included) which has a Net Lease of $363,440 per year (same as prior owner's lease) through February 29, 2016 with two five year renewal options, the purchase used $1,182,600 from sale of shares and $3,200,000 from a mortgage at 5.70% annual interest rate, with a seven year term and twenty-seven year amortization, the purchase and mortgage are as if they occurred January 1, 2001 (iii) an acquisition of a building in 2003 for $2,378,813 (closing costs included) which has a Net Lease of $310,660 per year (before actual operating expenses). The first year (2001) of the lease had three months of free rent. The above pro forma includes historical information (except interest which is based on the financing obtained in 2003) for 2001 and estimated historical information for the eight months ended, August 31, 2002. The lease is through November 27, 2010 which may be terminated by the lessee after November 27, 2008. The purchase used $733,813 from sale of shares and $1,645,000 from a loan at 4.30% annual interest due on June 30, 2003. The purchase and loan are as if they occurred on January 1, 2001 (iv) as if the buildings are depreciated over thirty-nine years with a cost for the buildings of $6,085,272 and the remaining cost being attributed to land. The pro forma financial information is unaudited and may not be indicative of the results that actually would have occurred if the acquisition had occurred January 1, 2001.

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